UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 23, 2021
(Date of earliest event reported)

RED OAK CAPITAL FUND V, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-0855800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 1. FUNDAMENTAL CHANGE

On July 23, 2021, Red Oak Capital Fund, V, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Commercial Loan Agreement (the “Loan Agreement”) pursuant to which the Company, as the lender, provided a $9,000,000 senior secured loan (the “Loan”) to KCSL, LLC, a Delaware limited liability company, and 3592 Procyon, LLC, a Delaware limited liability company (jointly and severally, the “Borrower”).

The Loan is evidenced by a Commercial Promissory Note executed by the Borrower in favor of the Company in the principal amount of $9,000,000 (the “Note”). The Loan carries an interest rate of eleven percent (11.0%) in accordance with the following: (a) interest of nine percent (9.00%) per annum shall accrue on the unpaid principal amount outstanding (the “Cash Portion”) which Cash Portion shall be paid monthly in cash on the first day of each calendar month; and (b) interest of two percent (2.00%) per annum shall accrue on the unpaid principal amount outstanding (the “Capitalized Amount”) which Capitalized Amount shall not be payable monthly but shall be capitalized into the principal amount of the Loan by increasing the principal amount due under the Note. The Loan will mature, and is payable, on July 31, 2022. The Borrower may extend the term of the Loan for two six-month periods, subject to certain conditions, including payment of an extension fee per extension period in an amount equal to 0.5% of the original principal amount of the Loan and an increased interest rate of 0.5% per extension period which shall apply to the Cash Portion. The Borrower may prepay the Loan in whole provided, that, the Borrower shall have paid, or shall pay in connection with the prepayment, an amount equal to six months of interest on the original principal of the Loan. Upon the repayment or any prepayment of the Loan, the Borrower shall pay an exit fee equal to (i) 1.0% of the original principal amount of the Loan if repaid within one year of the original issuance of the Loan; (ii) 2.0% of the original principal amount of the Loan if repaid within one to two years of the original issuance of the Loan; and (iii) 3.0% of the original principal amount of the Loan if repaid within two to three years of the original issuance of the Loan.

The Loan Agreement includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including limitations on incurrence of debt, liens and asset sales and dispositions, covenants to preserve corporate existence and comply with laws, covenants on the application of proceeds of the Loan and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, sale or other disposition of a substantial portion of assets and failure to pay other outstanding debt. The occurrence of an event of default under the Loan Agreement could result in the Loan becoming immediately due and payable.

The Loan is secured by all property of the Borrower in the possession of the Company, including the reserve accounts established pursuant to the terms of the Loan Agreement, all real property held in the name of the Borrower or in which the Borrower has an interest, all securities or other property belonging to the Borrower held by the Company, and all deposits and other sums due from the Company to the Borrower. The Loan may also be secured by any mortgage, security agreement, pledge, assignment or other agreement executed by the Borrower for the benefit of the Company in the future.

The Loan proceeds will be used by the Borrower to refinance a multi-tenant industrial property in Las Vegas, NV.

The foregoing is a summary of the Loan Agreement and the Note and is qualified in its entirety by reference to the complete text of the Loan Agreement and the Note, which are filed by the Company as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit
6.1	Commercial Loan Agreement, dated as of July 23, 2021, by and among KCSL, LLC, 3592 Procyon, LLC and Red Oak Capital Fund V, LLC
6.2	Commercial Promissory Note, dated as of July 23, 2021, issued by KCSL, LLC, 3592 and Procyon, LLC in favor of Red Oak Capital Fund V, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund, V, LLC, a Delaware limited liability company

Date: July 28, 2021	By:	/s/ Jason Anderson
Name: Jason Anderson
Title: Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)